UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS’ DECISION
Medellin, Colombia, January 30, 2009
The Board of Directors of Bancolombia S.A. (“Bancolombia”), on a meeting held today, adopted the following decisions:
Convocation to the General Shareholders Meeting of Bancolombia S.A.
The Board of Directors of Bancolombia ordered to convoke to the General Shareholders Meeting taking place on March 2, 2009, at 10:00 am in the Intercontinental Hotel (“Hotel Intercontinental”) located in the city of Medellin in the following address: Calle 16 N° 28 — 51 Km 5 Via Las Palmas.
Profits Distribution Project
The Board of Directors also decided to propose to the General Shareholders Meeting, on the profits obtained in 2008, an approval of dividends equivalent to Ps 156 per share and per quarter, which will be payable from the first business day of each calendar quarter (April 1st, July 1st and October 1st of 2009 and January 4 of 2010) amounting a total of Ps 624 per year which represents an increase of 9.9% of the dividends paid in 2008.
It has also been proposed to appropriate Ps $ 538.8 billion of 2008’s financial results as legal reserve.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: January 30, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance